UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee
pursuant to Section 305 (b)(2)   X

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez

Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6677
(Name, address and telephone number of agent for service)

CNH Equipment Trust 2019-B
(Exact name of obligor as specified in its charter)

Delaware	83-6848189
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Indentifiction No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

Eric Mathison	Mark Michigan
General Counsel	Greenberg Traurig, LLP
CNH Industrial Capital, LLC	2200 Ross Avenue, Suite 5200
5729 Washington Avenue	Dallas, TX 75201
Racine, WI 53406	Tel: (214) 665-3692
Tel: (262) 636-6431

Asset - Backed Notes

(Title of the indenture securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a)                               Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)                              Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2018 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 9th day of May, 2019.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer

EXHIBIT 7 REPORT OF CONDITION OF CITIBANK, N.A. CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, 2018 2017 In millions of dollars Cash and due from banks (including segregated cash and other deposits) $ 23,645 $ 23,775 Federal funds sold and securities borrowed and purchased under agreements to resell (including $147,701 and $132,949 as of December 31, 2018 and 2017, respectively, at fair value) 270,684 232,478 Trading account assets (including $112,932 and $99,460 pledged to creditors at December 31, 2018 and 2017, respectively) 256,117 252,790 Available-for-sale debt securities (including $9,289 and $9,493 pledged to creditors as of December 31, 2018 and 2017, respectively) 288,038 290,725 2018 and 2017, respectively) 63,357 53,320 Equity securities (including $1,109 and $1,395 at fair value as of December 31, 2018 and 2017, respectively, of which $189 was available for sale as of December 31, 2017) 7,212 8,245 Loans: Corporate (including $3,203 and $4,349 as of December 31, 2018 and 2017, respectively, at fair value) 353,709 333,378 Allowance for loan losses (12,315) (12,355) Goodwill 22,046 22,256 Other assets (including $20,788 and $18,559 as of December 31, 2018 and 2017, respectively, at fair value) 109,273 103,926 The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. December 31, 2018 2017 In millions of dollars Cash and due from banks $ 270 $ 52 Investments 1,796 2,498 Consumer 49,403 54,656 Loans, net of unearned income $ 68,662 $ 74,491 Total loans, net $ 66,810 $ 72,561 Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs $ 69,944 $ 76,394 Statement continues on the next page. 126 Other assets151154 Allowance for loan losses(1,852)(1,930) Corporate19,25919,835 Loans, net of unearned income Trading account assets9171,129 Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs Total assets$1,917,383 $1,842,465 Intangible assets (including MSRs of $584 and $558 as of December 31, 2018 and 2017, respectively, at fair value)5,2205,146 Total loans, net$671,881 $654,679 Loans, net of unearned income$684,196 $667,034 Consumer (including $20 and $25 as of December 31, 2018 and 2017, respectively, at fair value)330,487333,656 Total investments$358,607 $352,290 Held-to-maturity debt securities (including $971 and $435 pledged to creditors as of December 31, Investments: Brokerage receivables35,45038,384 Deposits with banks164,460156,741 Assets

CONSOLIDATED BALANCE SHEET
(Continued)
Citigroup Inc. and Subsidiaries

In millions of dollars, except shares and per share amounts		December 31, 2018		2017
Liabilities				
Non-interest-bearing deposits in U.S. offices	$	**105,836**	$	126,880
Interest-bearing deposits in U.S. offices (including $717 and $303 as of December 31, 2018 and 2017, respectively, at fair value)		**361,573**		318,613
Non-interest-bearing deposits in offices outside the U.S.		**80,648**		87,440
Interest-bearing deposits in offices outside the U.S. (including $758 and $1,162 as of December 31, 2018 and 2017, respectively, at fair value)		**465,113**		426,889
Total deposits	$	**1,013,170**	$	959,822
Federal funds purchased and securities loaned and sold under agreements to repurchase (including $44,510 and $40,638 as of December 31, 2018 and 2017, respectively, at fair value)		**177,768**		156,277
Brokerage payables		**64,571**		61,342
Trading account liabilities		**144,305**		125,170
Short-term borrowings (including $4,483 and $4,627 as of December 31, 2018 and 2017, respectively, at fair value)		**32,346**		44,452
Long-term debt (including $38,229 and $31,392 as of December 31, 2018 and 2017, respectively, at fair value)		**231,999**		236,709
Other liabilities (including $15,906 and $13,961 as of December 31, 2018 and 2017, respectively, at fair value)		**56,150**		57,021
Total liabilities	$	**1,720,309**	$	1,640,793
Stockholders' equity				
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: **738,400 as of December 31, 2018** and 770,120 as of December 31, 2017, at aggregate liquidation value	$	**18,460**	$	19,253
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: **3,099,567,177 as of December 31, 2018** and 3,099,523,273 as of December 31, 2017		**31**		31
Additional paid-in capital		**107,922**		108,008
Retained earnings		**151,347**		138,425
Treasury stock, at cost: **731,099,833 shares as of December 31, 2018** and 529,614,728 shares as of December 31, 2017		**(44,370)**		(30,309)
Accumulated other comprehensive income (loss) (AOCI)		**(37,170)**		(34,668)
Total Citigroup stockholders' equity	$	**196,220**	$	200,740
Noncontrolling interest		**854**		932
Total equity	$	**197,074**	$	201,672
Total liabilities and equity	$	**1,917,383**	$	1,842,465

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

In millions of dollars		December 31, 2018		2017
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup				
Short-term borrowings	$	**13,134**	$	10,142
Long-term debt		**28,514**		30,492
Other liabilities		**697**		611
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup	$	**42,345**	$	41,245

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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